Mail Stop 4561
Via fax: 604-893-8966

January 19, 2010

Thomas Kyle Hall
Chief Executive Officer
PNI Digital Media, Inc.
590-425 Carrall Street
Vancouver, British Columbia Canada V6B 6Es

   Re: PNI Digital Media, Inc.
      Form 20-F for the Year Ended September 30, 2008
      Filed on January 20, 2009
      File No. 000-30148

Dear Mr. Hall:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

           Sincerely,

           /s/ Kathleen Collins

           Kathleen Collins
           Accounting Branch Chief